SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January      , 2003.

Carlton Communications plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

STOCK EXCHANGE ANNOUNCEMENT — DIRECTOR’S DEALING
SIGNATURE

STOCK EXCHANGE ANNOUNCEMENT — DIRECTOR’S DEALING

     CARLTON COMMUNICATIONS PLC HAS TODAY RECEIVED NOTIFICATION THAT ETIENNE DE VILLIERS, A NON-EXECUTIVE DIRECTOR OF THE COMPANY, CONTRACTED ON 20 JANUARY 2003 TO BUY 5,000 CARLTON ORDINARY SHARES AT A PRICE OF 120.7 PENCE PER SHARE.

21 JANUARY 2003

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 21 January, 2002	/S/ David Abdoo Name: David Abdoo Title: Company Secretary